

13030374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
~~8-66266~~

8-66266 KH 3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: **CIG SECURITIES, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 TOWN CENTER, SUITE 2500
(No. and Street)

SOUTHFIELD MICHIGAN 48034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSMAN R. MINKARA 248-827-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

MELLEN, SMITH & PIVOZ PLC

30600 TELEGRAPH ROAD, #1131 BINGHAM FARMS MICHIGAN 48025
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant is not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/12/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OSMAN R. MINKARA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CIG SECURITIES, INC., as

of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIG SECURITIES, INC.

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

- Statement of Financial Condition 3
- Statement of Income 4
- Statement of Changes in Stockholder's Equity 5
- Statement of Cash Flows 6
- Notes to Financial Statements 7

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL 13

SUPPLEMENTARY INFORMATION

- Schedule I. - Computation of Net Capital Under SEC Rule 15c3-1 16
- Schedule II. - Annual Audited Report Form X-17A-5, Part III 17
- Schedule III. - Oath or Affirmation 18

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants



Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Wu Harrison, CPA

Gerald A. Kirschner, CPA

Eric L. Lambert, CPA
Lynne E. McKelvey, CPA
Elizabeth M. Pietrangelo, CPA, CFE
Jason L. Pivoz, MST, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
CIG Securities, Inc.
Southfield, Michigan

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CIG Securities, Inc. (A Subchapter S-corporation) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

(Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIG Securities, Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.



February 19, 2013

CIG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 4,971
Receivable from clearing organizations and broker-dealers	7,493
Loans receivable - Related parties	105,867
Prepaid expenses	14,497
Total current assets	132,828
OTHER ASSETS	
Deposits with clearing organization	123,703
Investment in CIG CAM, LP, at fair value	40,932
Total other assets	164,635
Total assets	$ 297,463

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued liabilities	$ 23,885
Total current liabilities	23,885
STOCKHOLDERS' EQUITY	
Common stock - $1 par value	
Authorized - 60,000 shares	
Issued and outstanding - 100 shares	100
Additional paid-in-capital	198,426
Retained earnings	75,052
Total stockholder's equity	273,578
Total liabilities and stockholder's equity	$ 297,463

See independent auditors' report and notes to financial statements.

CIG SECURITIES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

	AMOUNT
REVENUES	
Commissions	$ 368,417
Other income	2,549
Total revenues	370,966
OPERATING AND ADMINISTRATIVE EXPENSE	
Office services	99,397
Commission expenses	106,640
Clearing charges	13,553
Licenses and fees	31,543
Professional fees	47,822
Miscellaneous expenses	6,049
Total operating and administrative expense	305,004
NET INCOME	$ 65,962

See independent auditors' report and notes to financial statements.

CIG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2012	100	$ 100	$ 25,206	$ 9,090	$ 34,396
Net income	-	-	-	65,962	65,962
Cash contribution from Parent company	-	-	100,000	-	100,000
Transfer of non-controlling interest in affiliate - CIG CAM, LP from Parent company	-	-	40,932	-	40,932
Capitalization of Parent company liabilities	-	-	32,288	-	32,288
Balance at December 31, 2012	100	$ 100	$ 198,426	$ 75,052	$ 273,578

See independent auditors' report and notes to financial statements.

CIG SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 65,962
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in:	
Net receivable from clearing organizations and broker-dealers	10,031
Prepaid expenses	(3,765)
Deposits with clearing organization	(99,984)
Increase (Decrease) in:	
Accounts payable - Parent company	32,288
Accrued liabilities	(1,043)
Net cash provided by operating activities	3,489
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loans to related parties	(105,867)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from Parent	100,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,378)
CASH AND CASH EQUIVALENTS - Beginning of year	7,349
CASH AND CASH EQUIVALENTS - End of year	$ 4,971

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIING AND INVESTING AND FINANCING ACTIVITIES:

During the year, the Parent contributed an investment in CIG CAM, LP, a related entity through common ownership in the amount of $40,932.

During the year, the Company capitalized the payables owed to its Parent in lieu of payment in the amount of $32,288.

See independent auditors' report and notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - CIG Securities, Inc. (the "Company"), a subchapter S-corporation, is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and a member of Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan Corporation that is a wholly-owned subsidiary of CIG Corporation (the "Parent"). The Company acts as an introducing non-clearing broker with respect to domestic and certain foreign securities transactions.

Revenue and Cost Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash or cash equivalents.

Accounts Receivable - The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Available-for-Sale Securities - Available for sale securities consists of an investment in a limited partnership not classified as trading securities or as held-to-maturity securities. Investments are stated at fair value where a readily determinable fair value exists. Fair value is determined using the closing prices for investments traded on any global stock exchange. Management has determined that the value of the limited partnership interest received (cost basis) is the approximate fair value of the investments at December 31, 2012, and therefore the investment does not have reported unrealized gains or losses at year end.

Dividends - It is the Company's policy to recognize dividends as of the ex-dividend date.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements - Fair value refers to the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants in the market in which the reporting entity transacts such sales or transfers based on the assumptions market participants would use when pricing an asset or liability. Assumptions are developed based on prioritizing information within a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity's own data. The Company may choose to measure eligible items at fair value at specified election dates. The fair value option (i) may be applied instrument by instrument, with certain exceptions, allowing the Company to record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. At December 31, 2012 the Company had not elected the fair value option for any financial assets or liabilities.

For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those financial instruments for which there is an active market. In cases where the market for a financial asset or liability is not active, the Company includes appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when developing fair value measurements. Fair value measurements for assets and liabilities for which limited or no observable market data exists are accordingly based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent uncertainties in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. For a further discussion of fair value measurement, refer to Note 3.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter-S of the Internal Revenue Code, and the Parent company has elected to treat the Company as a qualified Subchapter-S subsidiary. Accordingly, no amount has been recognized for Federal income taxes for the year ended December 31, 2012. Instead, the Company's net income is included in the Parent's income tax return. The Company believes that it does not have any uncertain tax positions that result in a material impact on the Company's financial position or statement of activities. The Company is no longer subject to examination by tax authorities for federal and state income taxes for periods before 2009.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards - In June 2011, the FASB issued ASU No. 2011-05 *Comprehensive Income* ("ASU No. 2011-05"). ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholder's equity. Instead, ASU No. 2011-05 requires an entity to report comprehensive income either in a single continuous financial statement or in two separate but consecutive statements and requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. ASU 2011-05 is effective for fiscal years beginning after December 15, 2012 for nonpublic entities and interim and annual periods thereafter. The Company has determined that the adoption of ASU No. 2011-05 did not have a material impact on the financial statements for the year ended December 31, 2012.

In December 2011, the FASB issued ASU No. 2011-12 *Comprehensive Income* ("ASU No. 2011-12"). ASU No. 2011-12 defers the requirement in ASU No. 2011-05 that requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. ASU No. 2011-12 does not defer the other requirements of ASU No. 2011-05. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company has determined that the adoption of ASU No. 2011-12 did not have a material impact on the financial statements for the year ended December 31, 2012.

In October 2012, the FASB issued ASU No. 2012-04 *Technical Corrections and Improvements* ("ASU No. 2012-04"). ASU No. 2012-04 makes changes to the Financial Accounting Standards Codification ("FASC") to clarify or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create significant administrative costs. In addition, ASU No. 2012-04 provides narrow and incremental improvements to the FASC that are not purely technical corrections. For nonpublic entities, the amendments within ASU No. 2012-04 that are subject to transition guidance will be effective for fiscal periods beginning after December 15, 2013. The Company does not currently expect that the adoption of ASU No. 2012-04 will have a material impact on future financial statements.

NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATIONS AND BROKER-DEALERS

Accounts receivable from clearing organizations and broker-dealers at December 31, 2012, consist of the following:

Receivable from clearing organizations	$ ---
Receivable from broker-dealers	7,493
	$ 7,493

The Company clears a majority of customer transactions through COR Clearing, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2012, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash, and delivery against payment transactions.

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Financial Accounting Standards Codification ("ASC") Topic 820 formerly Statement of Financial Accounting Standards No. 157 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. FAC 820 requires that assets and liabilities be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy.

ASC 820 defines fair value based on the following levels:

Level 1 - Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

Level 2 - Consists of inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

(Continued)

See independent auditors' report.

NOTE 3 - FAIR VALUE MEASUREMENTS *(Continued)*

The following is a description of the valuation methodologies used for assets measured at fair value. The asset description includes an indication of the level of the fair value hierarchy in which the assets are classified.

Limited partnership: Investments in limited partnership, with no readily determinable fair value, are stated at estimated fair value based on audited financial statements and other information received from the partnerships. However, the recorded value could differ from the value that would have been used had a readily available market existed for such investments.

The following table summarizes the Company's investment at fair value in accordance with the measurement hierarchy at December 31, 2012:

	Level 1	Level 2	Level 3	Total Fair Value
Investments - Limited partnership	$ ---	$ ---	$ 40,932	$ 40,932

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2012:

	Limited Partnership
Balance - Beginning of year	$ ---
Transfer in	40,932
Balance - End of year	$ 40,932

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2012, the Company had a net capital of $109,323, which exceeded the requirements by $104,323.

There were no material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I - Computation of Net Capital Under SEC Rule 15c3-1.

See independent auditors' report.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a service agreement with the Parent company. The Parent company provides all administrative office services, and the Company agrees to pay for these office services on a monthly basis. Included in operating and administrative expenses are charges for office services of $99,397 and commissions expense of $106,640 for the year ended December 31, 2012.

Loan receivable from Parent company amounts to $99,776 and represents funds owed to the Company for commission revenues received by the Parent for the Company.

Loan receivable due from CIG Asset Management, a related entity through common ownership, in the amount of $6,091 represents costs paid by the Company for a shared cost associated with a litigation matter.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on the Company's financial position.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 19, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

See independent auditors' report.

SUPPLEMENTARY INFORMATION

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants



Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Wu Harrison, CPA

Gerald A. Kirschner, CPA

Eric L. Lambert, CPA
Lynne E. McKelvey, CPA
Elizabeth M. Pietrangelo, CPA, CFE
Jason L. Pivoz, MST, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
CIG Securities, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of CIG Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of CIG Securities, Inc., as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 19, 2013. We consider the following deficiency in the Company's internal control to be a material weakness:

> During the performance of our audit, we identified and proposed a material adjustment (which was approved by management) to adjust the Company's general ledger to the appropriate balances relating to accounts receivable, commission revenue, and commissions expense. This adjustment was required because payments (deposits) received during the year were improperly recorded as revenue of a related entity and, based on our testing, belonged to CIG Securities, Inc. As a result of this condition, the Company's initial accounting records were materially misstated.
>
> Corrective Action: We recommend that the Company's bookkeeper review and properly identify the deposits as they are received (or on the monthly/quarterly statements) to ensure to income is accounted for in the correct entity. In addition, the controller, or some other individual within the company, should be reviewing these transactions to ensure proper accounting between the related entities.

(Continued)

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, with the exception of the aforementioned material weakness, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 19, 2013

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants

CIG SECURITIES, INC.

Schedule I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY			$ 273,578
Deduct stockholder's equity not allowable for net capital			-
Total stockholder's equity qualified for net capital			273,578
ADDITIONS			-
DEDUCTIONS			
Related party receivables			(105,867)
Commissions receivables - trails			(2,959)
Prepaid expenses			(14,497)
Haircuts on investments			(40,932)
NET CAPITAL			$ 109,323

AGGREGATE INDEBTEDNESS

ACCRUED LIABILITES	$ 23,885

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED		
The greater of:		
Minimum net capital required:	$ 5,000	
Aggregate indebtedness - the basic method:	1,592	
Minimum net capital required		$ 5,000
Net capital		109,323
EXCESS NET CAPITAL		$ 104,323
EXCESS NET CAPITAL AT 1,000 PERCENT		$ 109,934
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		21.8%

See independent auditors' report.